

07008776

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED NOV 18 2007

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7791 Belfort Parkway
(No. and Street)

Jacksonville	Florida	32256
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James G. Hutchens, Jr.
(Name – *if individual, state last, first, middle name*)

106 Canal Blvd.	Ponte Vedra Beach	Florida	32082
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 15 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach & Company, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


MARY JANE MORALES
Comm# DD0403524
Expires 4/28/2009
Bonded thru (800)432-4254
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRKELBACH & COMPANY
Jacksonville, Florida

FINANCIAL STATEMENTS
September 30, 2007 AND 2006

BIRKELBACH & COMPANY

C O N T E N T S

James G. Hutchens, Jr.
Certified Public Accountant
P.O. Box 889
Ponte Vedra Beach, Florida 32004-0889
904-280-1228
FAX 904-280-0928

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Birkelbach & Company
Jacksonville, Florida

I have audited the accompanying balance sheets of Birkelbach & Company as of September 30, 2007 and 2006 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's Board of Directors. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Birkelbach & Company as of September 30, 2007 and 2006 and the results of its operations for the years then ended in conformity with accounting principles accepted in the United States of America.



James G. Hutchens, Jr.
Certified Public Accountant

November 26, 2007

BIRKELBACH & COMPANY
Jacksonville, Florida

BALANCE SHEETS
September 30, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 8,415	$ 8,144
Commissions Receivable	18,694	7,688
TOTAL ASSETS - all current	$ 27,109	$ 15,832
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 0	$ 4,137
Deferred Revenue	17,500	0
Total Liabilities	17,500	4,137
SHAREHOLDERS' EQUITY		
Common Stock, par value $ 10 per share authorized 500 shares, issued and outstanding 300 shares	3,000	$ 3,000
Retained Earnings	6,609	8,695
Total Shareholders Equity	9,609	11,695
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 27,109	$ 15,832

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended September 30, 2007 and 2006

	2007	2006
REVENUES		
Commission Revenue	$ 214,672	$ 230,292
Less Commission Expenses	211,000	221,000
Net Revenue	3,672	9,292
EXPENSES		
Professional Fees	0	1,500
Licenses, Dues, & Registration	3,598	883
Charitable Contributions	1,000	
Office Overhead	4,372	5,018
Miscellaneous	0	96
Total Operating Expenses	8,970	7,497
INCOME(LOSS) FROM OPERATIONS	(5,298)	1,795
OTHER INCOME	3,212	1,102
INCOME(LOSS) BEFORE PROVISION FOR INCOME TAXES	(2,086)	2,897
PROVISION FOR INCOME TAXES	0	(391)
TAX BENEFIT FROM NET OPERATING LOSS CARRYFORWARD	0	391
NET INCOME(LOSS)	(2,086)	2,897
RETAINED EARNINGS, Beginning of Year	8,695	5,798
RETAINED EARNINGS, End of Year	$ 6,609	$ 8,695

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

STATEMENTS OF CASH FLOWS
Years Ended September 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income(Loss)	$(2,086)	$ 2,897
Adjustment to reconcile net income (loss) to net cash provided(used) by operating activities:		
(Increase)Decrease in Commissions Receivable	(11,006)	(7,688)
Increase(Decrease) in Accounts Payable	(4,137)	4,137
Increase(Decrease) in Deferred Revenue	17,500	
Net Cash Provided (Used) By Operating Activities	271	(654)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	271	(654)
CASH AND CASH EQUIVALENTS, Beginning of Year	8,144	8,798
CASH AND CASH EQUIVALENTS, End of Year	$ 8,415	$ 8,144

SUPPLEMENTAL DISCLOSURES

Cash Paid During Year for:

	2007	2006
Interest	$ 0	$ 0
Income Taxes	$ 0	$ 0

The Notes to the Financial Statements
Are an Integral Part of the Financial Statements.

BIRKELBACH & COMPANY
Jacksonville, Florida

NOTES TO FINANCIAL STATEMENTS
September 30, 2007 and 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

The Company is a member of the National Association of Securities Dealers and conducts its operations in accordance with membership requirements of that organization and the Securities and Exchange Commission. The Company does not carry customer accounts.

METHOD OF ACCOUNTING

The Company's records are maintained on the accrual basis of accounting for both financial and tax reporting purposes. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include checking accounts, money market accounts, and certificates of deposit maturing in six months or less.

The majority of the Company's cash is placed with one local banking institution. At times, the balances on deposit exceed federally insured limits. To date, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

Note 2. INCOME TAXES

The Company had federal and state net operating loss carryforwards of $ 803, which it used $ 0 to offset current taxable income. If not used, these credits will expire as follows:

Years Ending September 30,	NOL
2114	$ 405
2115	$ 185
2116	122
2117	91
2118	406
	$ 1,209

SUPPLEMENTARY INFORMATION

James G. Hutchens, Jr.
Certified Public Accountant
P.O. Box 889
Ponte Vedra Beach, Florida 32004-0889
904-280-1228
FAX 904-280-0928

Board of Directors
Birkelbach & Company
Jacksonville, Florida

The accompanying supporting information required pursuant to Rule 17a-5(a) is presented for supplementary purposes and is not considered necessary for a fair presentation of the basic financial statements. My examination of the basic financial statements for the years ended September 30, 2007 and 2006, were made for the primary purpose of formulating an opinion on those statements. This supplementary data has been subjected to the applicable audit procedures I performed in my examination of the related basic financial statements.

In my opinion, all of the supporting information required by Rule 17a-5(a) is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



James G. Hutchens, Jr.
Certified Public Accountant

November 26, 2007

BIRKELBACH & COMPANY
Supplementary Information
September 30, 2007 and 2006

	2007	2006
1. CHANGES IN SHAREHOLDERS' EQUITY		
Shareholders' Equity - Beginning of Year	$ 11,695	$ 8,798
Net Income(Loss) for the Year	(2,086)	2,897
Shareholders' Equity - End of Year	$ 9,609	$ 11,695

2. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company, at September 30, 2007 and 2006 had no liabilities that were subordinate to claims of general creditors.

3. PROCEDURES FOLLOWED FOR SAFEGUARDING SECURITIES

The Company does not have possession or control over securities.

4. MATERIAL INADEQUACIES SINCE PREVIOUS AUDIT

No Material inadequacies were disclosed as a result of audits for the years ended September 30, 2007 and 2006.

5. EXEMPTION FROM RULE 15C3-3

The Company claims exemption from Rule 15c3-3 under section (k)(1) - Limited Business.

BIRKELBACH & COMPANY
Computation of Net Capital
September 30, 2007

6. NET CAPITAL COMPUTATION

Total Assets	$ 27,109
Less Total Liabilities	17,500
Capital	9,609
Less Other Assets	
Current Capital	9,609
Less Appropriate "Haircuts"	168
Adjusted Net Capital	9,441
Minimum Capital Required	5,000
Excess Capital	$ 4,441
Amount of Aggregate Indebtedness	-0-
Ratio of Adjusted Net Capital to Aggregate Indebtedness	-0-

BIRKELBACH & COMPANY
Net Capital Reconciliation
September 30, 2007

7. NET CAPITAL RECONCILIATION

Computation of Net Capital As presented in audited financial statements	$ 9,441
Computation of Net Capital As presented on Form X-17A-5 Focus Report	$ 9,441

The Company hereby states that no differences exist between the Company's September 30, 2007 Focus Report(audited) and the Company's September 30, 2007 audited financial statements(SEC Rule 17a-5(d)(4)).

END